UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AGCO Corporation

(Name of Subject Company (Issuer))

AGCO Corporation

(Name of Filing Person (offeror))

1.25% Convertible Senior Subordinated Notes due 2036

(Title of Class of Securities)

001084AM4

(CUSIP Number of Class of Securities)

Copy to:
Roger Batkin	W. Brinkley Dickerson, Jr.
AGCO Corporation	Paul Davis Fancher
4205 River Green Parkway	Troutman Sanders LLP
Duluth, Georgia 30096	600 Peachtree Street N.E., Suite 5200
(770) 813-9200	Atlanta, Georgia 30308-2216
(404) 885-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$202,507,813	$26,084

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 1.25% Convertible Senior Subordinated Notes due 2036 (the “Notes”), pursuant to the indenture governing the Notes calculated as the sum of (a) $201,250,000, representing 100% of the aggregate principal amount of the Notes outstanding, plus (b) $1,257,813, representing accrued and unpaid interest on the Notes to, but not including, December 15, 2013.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,084	Filing Party: AGCO Corporation
Form or Registration No.: Schedule TO	Date Filed: November 27, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by AGCO Corporation, a Delaware corporation (the “Company,” “we,” “us” and “our”), with the Securities and Exchange Commission on November 27, 2013 (as amended or supplemented, the “Schedule TO”), with respect to the right of each holder of the Company’s 1.25% Convertible Senior Subordinated Notes due 2036 (the “Notes”) to require the Company to repurchase for cash on January 2, 2014 any and all of the Notes properly tendered and not properly withdrawn at a price of $1,000, plus accrued and unpaid interest to, but excluding December 31, 2013, per $1,000 in aggregate principal amount tendered, pursuant to the terms and conditions of (i) the Indenture, dated as of December 4, 2006, between the Company and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee, (ii) the Notes and (iii) the Offer to Purchase, dated November 27, 2013 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), which was filed as Exhibit (a)(1) to the Schedule TO filed on November 27, 2013.

This Amendment is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. All other terms and conditions set forth in the Schedule TO and the Offer to Purchase shall remain unchanged and in full force and effect. This Amendment should be read in conjunction with the Schedule TO and Offer to Purchase. All capitalized terms used but not specifically defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The sixth sentence in the first paragraph under “Alternative to the Repurchase Offer: You May Elect to Convert Your Notes” on the cover of the Offer to Purchase and the seventh sentence in the first paragraph under “Summary Term Sheet—What is the Conversion Option for my Notes” on page 1 of the Offer to Purchase are hereby deleted and replaced with the following:

“The second component is only paid if the volume weighted average price of the Common Stock is above a certain threshold, which based on the current conversion rate is $40.45 per share of Common Stock. The second component is comprised of shares of the Common Stock and cash in lieu of fractional shares of the Common Stock.”

2.	The last sentence in the first paragraph under “Alternative to the Repurchase Offer: You May Elect to Convert Your Notes” on the cover of the Offer to Purchase is hereby deleted and replaced with the following:

“Based on recent volume weighted average prices of the Common Stock, the Repurchase Price is less than the Conversion Consideration that a holder would have received had a holder converted shortly before the date of this Offer to Purchase. For example, if a holder had converted $1,000 of Notes on November 22, 2013, the holder would have received $1,027.58 in cash and 7 shares of the Common Stock. However, the ultimate value of the Conversion Consideration will fluctuate with the market price of the Common Stock and could be lower than the Repurchase Price at the time of conversion. Holders should review current pricing information for the Common Stock before making any decision regarding conversion of their Notes.”

3.	The section “Summary Term Sheet—If I tender my Notes, when will I receive payment for them?” on page 1 of the Offer to Purchase, the section “Summary Term Sheet—What are my withdrawal rights?” on page 3 of the Offer to Purchase, the section “Summary Term Sheet—How do I withdraw previously tendered Notes?” on page 3 of the Offer to Purchase, the section “Summary Term Sheet—If I choose to tender my Notes for purchase, when will interest cease to accrue on them?” on page 3 of the Offer to Purchase, the section “Important Information Concerning the Repurchase Offer—Section 2.1 The Company’s Obligation to Purchase the Notes” on page 5 of the Offer to Purchase, the section “Important Information Concerning the Repurchase Offer—Section 2.2 Repurchase Price” on page 6 of the Offer to Purchase, the section “Important Information Concerning the Repurchase Offer—Section 2.5 Interest” on page 8 of the Offer to Purchase, the section “Important Information Concerning the Repurchase Offer—Section 4. Right of Withdrawal” on page 11 of the Offer to Purchase and the section “Important Information Concerning the Repurchase Offer—Section 5. Payment for Tendered Notes; Source and Amount of Funds” on page 11 of the Offer to Purchase are hereby amended by adding the following at the end of such sections:

“Notwithstanding anything in this Offer to Purchase to the contrary, any payment of the Repurchase Price on December 17, 2013 is a pre-payment of the amount we are required to pay a tendering holder following the expiration of the Repurchase Offer at 11:59 p.m., New York City time, on December 31, 2013. We will forward to the Paying Agent, no later than 10:00 a.m., New York City time, on January 2, 2014, the appropriate amount of cash required to pay the Repurchase Price for all Notes tendered and not properly withdrawn between the date of this Offer to Purchase and 11:59 p.m., New York City time, on December 31, 2013. We estimate that the Repurchase Price will be approximately $1,000.56 per $1,000 aggregate principal amount of Notes tendered. Notes tendered for purchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on December 31, 2013, regardless of whether the holder received a pre-payment of the Repurchase Price. In order to withdraw Notes after receiving a pre-payment of the Repurchase Price, a holder must transfer cash equal to the amount of the pre-payment with respect to such Notes to DTC and comply with the other withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 11:59 p.m., New York City time, on December 31, 2013.”

4.	The paragraph under “Summary Term Sheet—What happens if I do not validly tender my Notes pursuant to the Repurchase Offer or exercise the Conversion Option?” on page 2 of the Offer to Purchase is hereby amended by adding the following at the end of such paragraph:

“For a discussion of our redemption right, see Section 2.6 under ‘Important Information Concerning the Repurchase Offer’ in this Offer to Purchase.”

5.	The paragraph under “Summary Term Sheet—Do I need to do anything if I do not wish to tender my Notes for purchase?” on page 3 of the Offer to Purchase is hereby amended by adding the following at the end of such paragraph:

“Beginning December 19, 2013, we may redeem for cash all or part of the Notes at any time, upon not less than 30 nor more than 60 days’ notice to holders of the Notes, for a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. If we call the Notes for redemption, holders will be able to convert the Notes for the Conversion Consideration until the business day prior to the date of redemption. Although our Board of Directors recently authorized management to redeem the Notes at their discretion, management has not made a final determination whether to redeem the Notes or, if so, when. In deciding whether to redeem the Notes, our management will consider many factors, including the amount of Notes tendered for purchase pursuant to the Repurchase Offer and converted pursuant to the Conversion Option, the market price of the Notes, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions. Notwithstanding the foregoing, we will not exercise our right to redeem the Notes from the date of this Offer to Purchase to the tenth business day after December 31, 2013.”

6.	The sections “Important Information Concerning the Repurchase Offer—Section 2.6 Redemption” on page 8 of the Offer to Purchase and “Important Information Concerning the Repurchase Offer—Section 10. Purchases of Notes by the Company and its Affiliates” on page 12 of the Offer to Purchase are hereby amended by adding the following as the last sentence of such sections:

“Although our Board of Directors recently authorized management to redeem the Notes at their discretion, management has not made a final determination whether to redeem the Notes or, if so, when. In deciding whether to redeem the Notes, our management will consider many factors, including the amount of Notes tendered for purchase pursuant to the Repurchase Offer and converted pursuant to the Conversion Option, the market price of the Notes, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions. Notwithstanding the foregoing, we will not exercise our right to redeem the Notes from the date of this Offer to Purchase to the tenth business day after December 31, 2013.”

7.	The sentence in the section “Important Information Concerning the Repurchase Offer—Section 6. Cancellation of Notes Acquired” on page 11 of the Offer to Purchase is hereby deleted and replaced with the following:

“Any Notes purchased by us on January 2, 2014 pursuant to this Offer to Purchase will be cancelled by the Trustee, pursuant to the terms of the Indenture.”

Item 12. Exhibits.

(a)(1)	Offer to Purchase to Holders of 1.25% Convertible Senior Subordinated Notes due 2036, dated November 27, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by AGCO Corporation on November 27, 2013).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 4, 2006, between AGCO Corporation and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by AGCO Corporation on December 4, 2006).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2013	AGCO CORPORATION

	By:	/s/ Andrew H. Beck
	Name:	Andrew H. Beck
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

(a)(1)	Offer to Purchase to Holders of 1.25% Convertible Senior Subordinated Notes due 2036, dated November 27, 2013 (incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by AGCO Corporation on November 27, 2013).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 4, 2006, between AGCO Corporation and Union Bank, N.A. (formerly Union Bank of California, N.A.), as trustee (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by AGCO Corporation on December 4, 2006).

(g)	Not applicable.

(h)	Not applicable.